UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FEBRUARY 11, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Roth CH Acquisition I Co. Parent Corp.

File No. 333-250847 – CTR #1199

Roth CH Acquisition I Co. Parent Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on January 21, 2021.

Based on representations by Roth CH Acquisition I Co. Parent Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 99.9

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Celeste Murphy
Branch Chief, Office of Life Sciences